Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Green Canopy NODE, SPC
27 South Hanford St.
Seattle, WA 98134
https://www.greencanopynode.com/

Up to $1,234,985.26 in Series Seed Preferred Stock at $92.87
Minimum Target Amount: $9,937.09

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Green Canopy NODE, SPC
Address: 27 South Hanford St., Seattle, WA 98134
State of Incorporation: WA
Date Incorporated: February 17, 2010

Terms:

Equity

Offering Minimum: $9,937.09 | 107 shares of Series Seed Preferred Stock
Offering Maximum: $1,234,985.26 | 13,298 shares of Series Seed Preferred Stock
Type of Security Offered: Series Seed Preferred Stock
Purchase Price of Security Offered: $92.87
Minimum Investment Amount (per investor): $464.35

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses</u>*

Amount-Based:

$500+ | Join our Investor Community

Invest $500+ and access our private investor newsletter, that includes: product updates, key investor milestones, market reports, curated industry content as it relates to Green Canopy NODE, early access to our product waitlist, and more.

$1000+ | Investor Kit

At Green Canopy NODE, we value our investor community. This is why we want you to feel part of the family. Our investor's kit is designed for that, including an exclusive Green Canopy NODE investor Yeti mug, hat, and more.

$1,500+ | Workshop Tour

Invest $1,500+ and receive a guided tour of the Green Canopy NODE Workshop in Seattle to see our Product innovation firsthand. This perk does not include any travel expenses.

$2,500+ | Free Feasibility Consultation

Invest $2,500+ and receive a 1 hour free feasibility consultation with Green Canopy NODE's expert development services team for your residential development project.

$3,500+ | Tour a Green Canopy NODE Home

Want to witness why and how Green Canopy NODE homes are different? Invest $3,500+ to tour a project with the Principal Architect to get an insider's perspective on the design vision and see our sustainability standards applied. Dependent on project availability.

$10,000+ | Call with a Co-Founder

Green Canopy NODE's Co-Founders bring a richness of knowledge and expertise, from impact investment and finances to construction tech, appraisal, regenerative real estate and more. Invest $10,000+ and receive a call with a Co-Founder to discuss your main topic of interest.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Green Canopy NODE, SPC ("Green Canopy NODE" or the "Company") is a vertically integrated construction technology firm, residential developer, and fund manager with a mission to build homes, relationships, and businesses to help regenerate communities and environments. The Company works in partnership with clients and investors to deliver high-performing, deep green, all-electric, and healthy homes. Green Canopy NODE intends to rapidly scale construction technology to lower building costs, shorten construction timelines, and help decarbonize the built environment. Leveraging its established real estate development platform, the Company is working to scale proprietary prefab products that are easily delivered and assembled on-site. The approach aims to make construction more sustainable, faster, and more efficient, thereby less costly. Green Canopy NODE's product solutions include Mechanical, Electrical, and Plumbing utility and Cross Laminated Timber (CLT) structural prefab solutions that are delivered as mods, sections, or flat-packed to sites.

Green Canopy NODE SPC wholly owns four subsidiaries: Green Canopy NODE Technologies, Green Canopy NODE Homes, Green Canopy NODE Design; and Green Canopy NODE Capital. Green Canopy NODE, SPC is the parent company where the shareholders and Board of Directors are. The four subsidiaries are the operating businesses. Green Canopy NODE Technologies is the research & development business focused on developing construction products, and it will eventually be a manufacturing business that is producing those products in a warehouse and shipping them to construction sites. Green Canopy NODE Homes is a general contractor/builder that offers construction development services to clients and real estate developers. Green Canopy NODE Design is an architecture firm providing design and architecture services to clients. Green Canopy NODE Capital is a real estate investment/development company, as well as the subsidiary that manages our related real estate funds.

Green Canopy NODE, SPC was originally incorporated as G2B Holdings, Inc in 2010, changed its name to Green Canopy, Inc in 2013, and later changed its name to Green Canopy NODE, SPC in October 2021.

Competitors and Industry

The residential construction industry in the US is worth over $650M. Every year, new home stock falls short of new home demand creating a compounding supply shortage currently projected to be 5.5 million units. All of this in an industry constrained by a labor shortage of 430,000 workers with 40% of current construction workers set to retire in the next decade. The opportunity is massive and the need to develop more efficient ways to build to meet the market, already critical, will escalate over the coming years.

Construction technology companies are growing in number and venture capital is responding to be a part of the transformation of one of the most lagging industries. Since 2017, Silicon Valley Bank has tracked $7.1B in venture investment into construction technology. We've seen massive growth and massive failures- all in service to grasping this massive opportunity.

Green Canopy NODE focuses on construction technology for low and mid-rise residential construction including apartments, row houses, townhouses, and single-family. Over 1.3M homes are built each year, which doesn't include multifamily properties. The market size for our Utility Product is over $20B annually and twice that for our structural product. Our advantage is that we prove out our products in our own development pipeline so that we can take advantage of the housing market built by other developers and builders.

In maintaining our development pipeline, our main competitors are other general contractors and architects. When a developer client is looking for development and design services or construction management services, if they don’t choose us, they choose a traditional general contractor or a traditional architect then a traditional contractor. Most of the time we do not bid our development services and construction management against other service providers. Currently, our product is being installed on projects for paying customers through our development services pipeline. We believe that our products, once turned to a la carte third-party sales, will be competing with the status quo of utility contractors and traditional building materials and processes.

In the construction technology industry we most like to watch Veev, a developer turned construction technology company that uses its development experience to build novel construction component products and technology into projects. They work in the buy-build-rent space and create large format, fully value-added walls and components. Unlike Veev, our customers come from outside of ourselves and are developers, property owners, or funds. We have also taken a different tack on component products focusing on standardization for reduced schedule time and labor as the means to mass customization.

We also keep an eye on Proto Homes. A long-standing innovator of construction components and products through design and utility solutions. Their growth was largely based in their hometown of Los Angeles for a decade or more before they started to get ready to expand to other markets. Their construction experience in forward innovation is compelling to us as an example of successful execution. Unlike Proto Homes, we are not building single-family homes. Our projects are low and midrise townhomes, row houses, and apartments - when we do cottages or stand-alone small units, they are on site with larger development projects. We are also looking at construction as a means to go to market, but not the goal. The goal is to scale the discrete component products - for example, to sell the Utility Product to other builders and developers. This requires a design software solution and just enough configurability of our component products to meet the need of outside clients.

Current Stage and Roadmap

Current Stage

The Company is presently generating Revenue. The firm's development services channel is expected to generate $17 million in annual revenue in 2022, with a target for 2023 of $40m. The construction technology channel of the business is currently pre-revenue and on schedule to generate $10M in product sales revenue in 2023.

Our current products include manufactured components for assembling buildings faster, architectural cores that are the parametric design basis for our configurable product catalogues. Our future products include assembly software and hardware for improved speed and quality as well as additional manufactured components for assembling buildings faster.

In order to scale and fulfill our product sales we have strategic partnerships, expansion plans and in-house light manufacturing for initial fulfillment. Our facility in Seattle, WA houses our utility product manufacturing equipment and assembly line. We have strategic partnerships with Mercer Mass Timber and Vaagen Timbers to align our configurable product catalogue to their mass timber materials, partner as sales channels, and fulfill structural product orders. We have a strategic partnership with Specialized Real Estate and Development to explore expanding our utility product manufacturing and delivery to NW Arkansas and the greater US Southeast.

Our most immediate next steps include assembling a 2 story workforce housing product prototype in Spokane, WA currently underway, and installing our utility product into townhomes on Bainbridge Island, WA in early Q1 currently in inventory in Seattle.

Future Roadmap

2023 milestones include

- Finalize utility product expansion to the US Southeast
- Launch Configurable Product Catalogue in Q1 and build product-only sales pipeline
- Ramp up product-only sales pipeline of Utility and Structural Product for 2024
- Deliver Utility and Structural Products to the development pipeline to improve speed and assembly
- Launch fifth real estate investment fund, some of which will support installing products into our development pipeline.
- Double development pipeline to support product pipeline and new product launches

Green Canopy NODE expects to increase product revenues by more than double each year and use the Seed round capital to develop and deploy scalable Utility and Structural products within Green Canopy NODE's existing pipeline and launch our configurable product catalogue to kick off product-only sales. This will prime us for expansion to product-only sales to other developers and builders, regional expansion, and a Series A raise to support the scale of in-market, in-demand products. We are targeting to grow our development services channel to a constrained ceiling in service to product launches and evenflow throughput of product development. Focusing our scale efforts on growing our product sales revenue. We are targeting an IPO ideally within 5 years of this fundraising.

The Team

Officers and Directors

Name: Aaron Fairchild

Aaron Fairchild's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: February, 2010 - Present
  Responsibilities: Strategic direction of the firm; establishing and curating a vibrant culture. Currently takes a salary of $200,000 a year.

- **Position:** Board Director
  Dates of Service: February, 2010 - Present
  Responsibilities: Sustained growth of corporate enterprise value toward an anticipated liquidity event for shareholders

Other business experience in the past three years:

- **Employer:** Nehemiah Initiative Seattle
  Title: Board Director

Dates of Service: May, 2019 - Present
Responsibilities: Board participation

Other business experience in the past three years:

- **Employer:** Enhabit
  Title: Board Director
  Dates of Service: May, 2017 - January, 2022
  Responsibilities: Board participant

Name: Andy Wolverton

Andy Wolverton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: March, 2015 - Present
  Responsibilities: Establishing and operating the Company's overall financial plans, policies and reporting. Proper execution, administration and management of fund management activities of the firm. Currently takes a salary of $200,000 a year.

Name: Bec Chapin

Bec Chapin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: October, 2021 - Present
  Responsibilities: Strategic direction of the firm; establishing and curating a vibrant culture. Currently takes a salary of $200,000 a year.

- **Position:** Board Director
  Dates of Service: October, 2021 - Present
  Responsibilities: Strategic planning and oversight

Other business experience in the past three years:

- **Employer:** NODE Eco, Inc. (acquired by GCN, SPC)
  Title: COO + CEO
  Dates of Service: April, 2017 - October, 2021
  Responsibilities: Strategic direction of the firm

Name: Sam Lai

Sam Lai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CDO
  Dates of Service: February, 2010 - Present
  Responsibilities: Oversight of real estate development strategies including business development, fund management, real estate underwriting, architectural programming, product development and go-to-market strategy. Currently takes a salary of $200,000 a year.

- **Position:** Board Director
  Dates of Service: February, 2010 - Present
  Responsibilities: Strategic planning and oversight

Other business experience in the past three years:

- **Employer:** Rainier Valley Community Development Fund
  Title: Board Director
  Dates of Service: April, 2020 - Present
  Responsibilities: Board Director and participant on the loan approval committee

Other business experience in the past three years:

- **Employer:** WholeTrees Structures
  Title: Board Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Board Director and supporting management on strategic thinking and initiatives

Name: Susan Fairchild

Susan Fairchild's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: December, 2021 - Present
  Responsibilities: Strategic direction for Green Canopy NODE's brand, marketing strategies; manage collaborative impact management, measurement, and reporting process; and lead investor relations. Currently takes a salary of $200,000 a year.

Name: Donald Bunnell

Donald Bunnell's current primary role is with Swank Guide, LLC. Donald Bunnell currently services full time hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: October, 2021 - Present
  Responsibilities: strategic and fiscal oversight of the Company. Currently does not take a salary. Equity earnings are 1,000 per year.

Other business experience in the past three years:

- **Employer:** NODE Eco, Inc. (acquired by GCN, SPC)
  Title: Co-Founder & CRO
  Dates of Service: January, 2016 - October, 2021
  Responsibilities: Strategy and organization

Other business experience in the past three years:

- **Employer:** Swank Guide, LLC
  Title: Founder
  Dates of Service: November, 2022 - Present
  Responsibilities: Manage day to day of business

Name: Peter Orser

Peter Orser's current primary role is with Beazer Homes. Peter Orser currently services 5 hours/month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: August, 2018 - Present
  Responsibilities: Lead the Board in its strategic and fiscal oversight of the Company. Currently does not take a salary. Earns 1,250 options per year.

Other business experience in the past three years:

- **Employer:** Beazer Homes
  Title: Board Member
  Dates of Service: February, 2016 - Present
  Responsibilities: Strategies and board meetings.

Other business experience in the past three years:

- **Employer:** Seabrook Resort Community
  Title: Strategic Advisor
  Dates of Service: May, 2016 - Present
  Responsibilities: Strategies and board meetings.

Other business experience in the past three years:

- **Employer:** Runstad Department for Real Estate Studies
  Title: Advisory Board Member
  Dates of Service: January, 2012 - Present
  Responsibilities: Strategies and board meetings.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed Preferred purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series Seed Preferred Shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow in line with its plans, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best

interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our construction technology products. Delays or cost overruns in the development of our construction technology products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series Seed Preferred that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risk of Construction Technology Clients
Part of the Company's growth plan includes scaling and selling construction technology products outside of the Company's existing pipeline. Should other developers and/or builders elect not to purchase such products from the Company, the Company's growth plans could be affected.

Real Estate Market Risk
Investing in or participating in segments of the broader real estate market can subject the Company to risks related to real estate. Such risks include, but are not limited to, interest rate adjustments, inflation, limited availability of labor, disruption to supply chains, and/or acts of God. While the Company's products and offerings are intended, in part, to address such potential risks, none of the risks can be eliminated.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Raleigh Scholls Apartments, Inc. (Brad Wolverton is the primary shareholder of Raleigh Scholls Apartments, Inc.)	53,108	Common Stock	10.638%

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 13,298 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 480,499 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 591,820 shares, includes 480,499 shares of Common Stock (which includes 387,924 shares of Common Stock, 9,468 shares to be issued pursuant to outstanding warrants, 60,657 shares to be issued pursuant to stock options issued and 22,450 shares to be issued pursuant to stock options, reserved but unissued) and 111,321 shares of Series Seed Preferred Stock.

Please see the Company's Seventh and Restated Articles of Incorp. and Third Amended and Restated Shareholder Agreement attached as Exhibit F, for complete information on rights of securities.

Series Seed Preferred Stock

The amount of security authorized is 150,000 with a total of 113,314 outstanding.

Voting Rights

Each holder of Series Seed Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series Seed

Preferred Stock held by such holder could be converted as of the record date.

Material Rights

The total number of shares outstanding on a fully diluted basis, 591,820 shares, includes 480,499 shares of Common Stock (which includes 387,924 shares of Common Stock, 9,468 shares to be issued pursuant to outstanding warrants, 60,657 shares to be issued pursuant to stock options issued and 22,450 shares to be issued pursuant to stock options, reserved but unissued) and 111,321 shares of Series Seed Preferred Stock.

Please see the Company's Seventh and Restated Articles of Incorp. and Third Amended and Restated Shareholder Agreement attached as Exhibit F, for complete information on rights of securities.

What it means to be a minority holder

As a minority holder of Series Seed Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $9,781,229.00
  Number of Securities Sold: 105,338
  Use of proceeds: Growth, construction tech R&D, cash flow
  Date: October 21, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $5,153,695.00
  Number of Securities Sold: 81,332
  Use of proceeds: Growth and cash flow
  Date: July 23, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $24,853,800 compared to $13,316,478 in fiscal year 2021.

There are two primary reasons driving the decrease between the two years. The first is that in 2020 the Company was both a service provider and property developer, which means that some real estate projects were owned by the Company and then sold in 2020. While in 2021, Green Canopy NODE did not own any projects and all revenue was from providing services. Developer revenue is inherently higher because it includes selling land and completed homes, rather than just services to build homes.

The second reason for the difference is the impact of the pandemic. The lockdowns and shifts related to COVID significantly delayed project starts, which reduces the ability of the Company to provide services throughout 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $26,343,806 compared to $12,630,638 in fiscal year 2021.

As revenue decreased between the two years, the cost of sales also appropriately decreased.

Gross margins

Gross margins for fiscal year 2020 were -$1,490,006 compared to $685,840 in fiscal year 2021.

The negative gross margin in 2020 was largely driven by a few of the development projects owned by the Company that were negative projects and sold in 2020. This is a primary reason the Company transitioned from owning all projects to being a service provider. The positive gross margin in 2021 shows the benefit of providing services.

Expenses

Expenses for fiscal year 2020 were $3,753,832 compared to $3,429,552 in fiscal year 2021.

The primary driver for the cost savings in 2021 was a more efficient team and lower payroll expense. The Company successfully increased its efficiency.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue in its development services division, while in the pre-production stage and pre-revenue in its construction technology products division. The historical financials and cash flows are largely the result of development services, while future financials and cash flows will increasingly depend on construction technology products. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the growth of the construction technology division compared to development services. Past cash was primarily generated through real estate development and services along with shareholder investments. Our goal is to double revenue in 2023 compared to 2023, and by 2024 have construction technology products reliably generating significant revenue and growing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2022, the Company has capital resources available in the form of a line of credit for $1,000,000 from a shareholder and $2,809,265 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support increasing research & development of construction technology products and funding prototype projects.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 24% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 14 months without further capital raised or changes to the Company's revenue outlook. This is based on a current monthly burn rate of $210,000 for expenses related to salaries, R&D, prototyping and other overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months without further capital raised or changes to the Company's revenue outlook. This is based on a current monthly burn rate of $210,000 for expenses related to salaries, R&D, prototyping and other overhead.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Series A Preferred equity round in 2023 and/or a real estate fund managed by the Company that may serve to increase revenue to the Company.

Indebtedness

- **Creditor:** Private Shareholders
  Amount Owed: $605,000.00
  Interest Rate: 10.0%
  Maturity Date: August 15, 0024
  Maturity date: 12/31/23 on $500,000; 8/15/24 on $105,000. Both shareholders have been lenders for many years and are anticipated to extend their maturity dates in needed and requested by the Company

Related Party Transactions

- **Name of Entity:** Cedar Fund, LP
  Names of 20% owners: N/A
  Relationship to Company: Real estate fund managed by the Company
  Nature / amount of interest in the transaction: The Cedar Fund is a client of the Company for development services.
  Material Terms: Cedar Fund pays the Company not more than a 10% fee on design and/or construction development services contracts

- **Name of Entity:** GB Investments, LLC
  Names of 20% owners: Private shareholders
  Relationship to Company: Owned by shareholders of the Company
  Nature / amount of interest in the transaction: GB Investments, LLC is a client of the Company for development services.
  Material Terms: GB Investments pays the Company fees for design and/or construction development services contracts.

- **Name of Entity:** Bainbridge 14, LLC
  Names of 20% owners: Cedar Fund, LP
  Relationship to Company: Cedar Fund, LP is a related party (see above)
  Nature / amount of interest in the transaction: Bainbridge 14, LLC is a client of the Company for development services.
  Material Terms: Bainbridge 14 pays the Company fees for design and/or construction development services contracts.

- **Name of Entity:** GCH 515 Howe, LLC
  Names of 20% owners: Cedar Fund, LP
  Relationship to Company: Cedar Fund, LP is a related party (see above)
  Nature / amount of interest in the transaction: GCH 515 Howe, LLC is a client of the Company for development services.
  Material Terms: GCH 515 Howe pays the Company fees for design and/or construction development services contracts.

- **Name of Entity:** Donald P. Bunnell
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Bunnell is the lender, and is making interest income on the loan.
  Material Terms: 2-year loan, 4% interest rate, monthly payments starting in month 13.

- **Name of Entity:** JD Du Wors, Inc.
  Names of 20% owners: John Du Wors
  Relationship to Company: shareholder, co-founder and former Director
  Nature / amount of interest in the transaction: JD Du Wors is the lender generating interest income. $500,000 maximum amount.
  Material Terms: unsecured rolling line of credit. 10% interest rate. current maturity is 12/31/22, and is anticipated to be extended.

Valuation

Pre-Money Valuation: $54,962,323.40

Valuation Details:

Green Canopy NODE's pre-money valuation is based on the assumption that the opportunity, total addressable construction tech market, financial projections, and the experience of the team can achieve the growth goals as set out in this offering. The valuation was calculated by incorporating a balanced approach between a revenue multiple, a valuation step-up from the last round, and a discounted cash flow analysis of the firm's financial projections.

Valuation Multiple: Previous combined valuation of $35.6M = 1.26x step up. Comparables were between 1.18-1.3.

Revenue Multiple: 1.79

Technology companies often see much higher multiples. However, the base of the business at this time is between construction development services and mergers are considered risk events, we took a conservative path to a lower multiple to attract our investors.

Finally, the valuation was confirmed by an anchor investor who initialized the terms with a $1.7M investment and the investors who invested after the anchor investor.

The total number of shares outstanding on a fully diluted basis, 591,820 shares, includes 480,499 shares of Common Stock (which includes 387,924 shares of Common Stock, 9,468 shares to be issued pursuant to outstanding warrants, 60,657 shares to be issued pursuant to stock options issued and 22,450 shares to be issued pursuant to stock options, reserved but unissued) and 111,321 shares of Series Seed Preferred Stock.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,937.09 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,985.26, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  77.0%
  The Company is developing its proprietary portfolio of construction technology products. The majority of proceeds from the StartEngine campaign will go toward the design and development of new products and methods, along with funding prototypes necessary for showcasing and preparing the products for the broader market. Funds from this campaign will be distributed to Green Canopy NODE Technologies to fund this research and development and prototyping.

- *Operations*
  17.5%
  The remaining portion of the StartEngine campaign will fund the operations of Green Canopy NODE, including shop lease and maintenance, insurance, accounting and technology.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.greencanopynode.com/ (greencanopynode.com/SE-annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/greencanopynode

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Green Canopy NODE, SPC

[See attached]

GREEN CANOPY NODE, SPC

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Green Canopy NODE, SPC
Seattle, Washington

We have reviewed the accompanying consolidated financial statements of Green Canopy NODE, SPC, which comprise the consolidated balance sheet as of December 31, 2021, and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Green Canopy NODE, SPC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
October 11, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

GREEN CANOPY NODE, SPC
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 5,990,250	$ 1,043,183
Accounts receivable, net	3,774,799	678,560
Inventory	5,500	5,500
Work in progress	-	1,571,127
Prepaid expenses and other current assets	177,097	98,489
TOTAL CURRENT ASSETS	9,947,646	3,396,859
PROPERTY AND EQUIPMENT		
Property and equipment, net	27,553	22,323
OTHER ASSETS		
Investments	255,232	924,248
Deposits	7,395	11,395
TOTAL OTHER ASSETS	262,627	935,643
TOTAL ASSETS	$ 10,237,826	$ 4,354,825

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 1,697,557	$ 872,478
Accrued expenses	16,928	46,896
Working capital loans - related parties	750,000	3,750,000
SBA PPP loan	-	700,400
Deposits	3,000	13,000
Notes payable - current portion	1,460	2,196,140
TOTAL CURRENT LIABILITIES	2,468,945	7,578,914
LONG-TERM LIABILITIES		
Warrant liabiltiy	693,247	421,760
Notes payable - related parties	110,000	110,000
Notes payable	-	1,460
TOTAL LONG-TERM LIABILITIES	803,247	533,220
TOTAL LIABILITIES	3,272,192	8,112,134
SHAREHOLDERS' EQUITY		
Preferred stock, see note 10	9,641,229	-
Common stock, see note 10	16,573,074	12,131,321
Additional paid-in capital	1,146,051	956,982
SAFE obligations	-	1,834,490
Accumulated deficit	(20,394,720)	(18,680,102)
TOTAL SHAREHOLDERS' EQUITY	6,965,634	(3,757,309)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,237,826	$ 4,354,825

See independent accountant's review report and accompanying notes to financial statements.

GREEN CANOPY NODE, SPC
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 13,316,478	$ 24,853,800
COST OF GOODS SOLD	12,630,638	26,343,806
GROSS PROFIT	685,840	(1,490,006)
OPERATING EXPENSES		
Depreciation expense	14,316	10,407
General and administrative	2,924,663	3,587,268
Professional fees	472,431	117,261
Sales and marketing	18,142	38,896
TOTAL OPERATING EXPENSES	3,429,552	3,753,832
NET OPERATING LOSS	(2,743,712)	(5,243,838)
OTHER INCOME/(EXPENSES)		
Forgiveness of SBA PPP loan	1,220,800	-
Interest expense	(191,706)	(330,286)
TOTAL OTHER INCOME/(EXPENSES)	1,029,094	(330,286)
NET LOSS	$ (1,714,618)	$ (5,574,124)

See independent accountant's review report and accompanying notes to financial statements.

GREEN CANOPY NODE, SPC
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Preferred Stock		Common Stock					
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	265,700	$ 12,131,321	$ 799,127	789,900	$ (13,105,978)	$ 614,370
Issuance of SAFE obligations	-	-	-	-	-	1,044,590	-	$ 1,044,590
Vesting of stock options	-	-	-	-	157,855	-	-	$ 157,855
Net loss	-	-	-	-	-	-	(5,574,124)	$ (5,574,124)
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	265,700	$ 12,131,321	$ 956,982	$ 1,834,490	$ (18,680,102)	$ (3,757,309)
Issuance of stock	111,806	9,641,229	124,009	4,441,753		(1,834,490)	-	$ 12,248,492
Vesting of stock options	-	-	-	-	189,069	-	-	$ 189,069
Net loss	-	-	-	-	-	-	(1,714,618)	$ (1,714,618)
ENDING BALANCE, DECEMBER 31, 2021	**111,806**	**$ 9,641,229**	**389,709**	**$ 16,573,074**	**$ 1,146,051**	**$ -**	**$ (20,394,720)**	**$ 6,965,634**

See independent accountant's review report and accompanying notes to financial statements.

GREEN CANOPY NODE, SPC
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,714,618)	$ (5,574,124)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	14,316	10,407
Stock compensation expense	189,069	157,855
Issuance of warrant	693,247	-
Forgiveness of SBA PPP loan	(1,220,800)	-
(Increase) decrease in assets:		
Accounts receivable	(3,096,239)	(40,840)
Work in progress	1,571,127	15,192,387
Due from related party	-	44,347
Warrants receivable	-	304,760
Prepaid expenses and other current assets	(78,608)	760,125
Deposits	4,000	36,500
Increase (decrease) in liabilities:		
Accounts payable	825,079	(59,674)
Accrued expenses	(29,968)	(13,896)
Deposits	(10,000)	(8,658)
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(2,853,395)	10,809,189
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash provided by investments	669,016	616,625
Cash provided by bonds	-	96,094
Cash used for fixed assets	(19,546)	(13,873)
CASH PROVIDED BY INVESTING ACTIVITIES	649,470	698,846
CASH FLOWS FROM FINANCING ACTIVITIES		
Draws/(repayment) on working capital loans - related parties	(3,000,000)	735,000
Issuance of SBA PPP loan	520,400	700,400
Issuance of stock and conversion/merger	11,716,732	-
Repayment of notes payable	(2,086,140)	(14,579,092)
Issuance of SAFE obligations	-	1,044,590
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	7,150,992	(12,099,102)
NET INCREASE (DECREASE) IN CASH	4,947,067	(591,067)
CASH AT BEGINNING OF YEAR	1,043,183	1,634,250
CASH AT END OF YEAR	$ 5,990,250	$ 1,043,183

	2021	2020
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 191,706	$ 330,286
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Green Canopy NODE, SPC was incorporated in the State of Washington on February 17, 2010.

Green Canopy NODE Homes, LLC was incorporated in the State of Washington on December 18, 2008. Green Canopy NODE Homes, LLC is wholly owned and operated by Green Canopy NODE, SPC. The Company acts as the general contractor for all projects. The Company owns and operates various projects (GCH 4736 35th, LLC, GCH 515 Howe, LLC, Bainbridge 14, LLC and GCH 126 Florentia, LLC).

Green Canopy NODE Design, LLC was incorporated in the State of Washington on January 4, 2021. Green Canopy Node Design, LLC is wholly owned and operated by Green Canopy NODE, SPC. The Company provides architectural and feasibility services for residential or commercial design.

Green Canopy NODE Technologies, Inc was incorporated in the State of Washington on May 24, 2018. Green Canopy NODE Technologies, Inc is wholly owned and operated by Green Canopy NODE, SPC. During 2021, Green Canopy NODE, SPC purchased 100% of Green Canopy NODE Technologies, Inc. Due to the purchase, all periods presented in this financial statement include the activities of Green Canopy NODE Technologies, Inc. The Company is primarily involved in research and development.

Green Canopy NODE Capital, LLC was incorporated in the State of Washington on August 4, 2017. Green Canopy NODE Capital, LLC is wholly owned and operated by Green Canopy NODE, SPC. The Company is the Property owner and investor/fund manager for the Cedar Fund.

As a whole, the Company specializes in construction of sustainable and healthy homes that are accessible to all individuals at every income level. Additionally, the Company has a partnership and deep commitment to innovation to provide an alternative to traditional housing. During 2021, the Company changed its focus from building projects to acting as a services provider for projects.

Going Concern

Since Inception, the Company has relied on funds from notes payable and SAFE obligations issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

1. Summary of Significant Accounting Policies (continued)

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Green Canopy NODE, SPC, Green Canopy NODE Homes, LLC, Green Canopy NODE Design, LLC, Green Canopy NODE Technologies, Inc, and Green Canopy NODE Capital, LLC (collectively, the "Company). Green Canopy NODE Homes, LLC, Green Canopy NODE Design, LLC, Green Canopy NODE Technologies, Inc, and Green Canopy NODE Capital, LLC are fully owned by Green Canopy NODE, SPC The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

1. Summary of Significant Accounting Policies (continued)

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, and 2020, the balance of inventory related to finished goods was $5,500 and $5,500.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles and equipment are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Washington.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues through construction of sustainable and healthy homes and through consulting activities. The Company's payments are generally collected upon the sale of projects or completion of the service contract. For years ending December 31, 2021, and 2020 the Company recognized $14,381,056 and $24,853,800 in revenue, respectively.

Stock Compensation Expense

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was $189,069 and $157,855, respectively.

1. Summary of Significant Accounting Policies (continued)

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Investments**

Investments consist of housing projects the Company is currently building. Investments in projects without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same project and totaled $255,232 and $924,248 at December 31, 2021 and 2020, respectively. The Company reviews its projects without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee's cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management's assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment
loss that is equal to the difference between the fair value of the equity investment and its carrying amount. As of December 31, 2021 and 2020, the Company did not record any impairment losses/gains related to their investments.

4. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021, and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 78,740	$ 79,582
Motor Vehicles and Equipment	101,731	83,759
	180,471	163,341
Less: Accumulated depreciation	(152,918)	(141,018)
Total	$ 27,553	$ 22,323

See independent accountant's review report.

5. Notes Payable – Related Parties

Since inception, related parties have provided loans to the Company valued at $110,000 and $110,000 as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. All amounts were paid back by December 31, 2021, during the purchase of Green Canopy Node Technologies, Inc.

6. Notes Payable

As of December 31, 2021, one loan, in the amount of $1,460 was outstanding on the Company's balance sheet. The loan has minimum monthly payments of $370 and a maturity date in April, 2022. This loan is collateralized by a Company vehicle.

As of December 31, 2020, the Company had several loans outstanding, associated with projects, which were in currently in process. During 2021, all loans were repaid in full, upon the sale of the projects.

7. SBA PPP Loan

During 2021 and 2020, the Company received loan proceeds of 1,220,880 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2021, the Company received notice that all the PPP funds were forgiven.

8. Working Capital Loans – Related Parties

As of December 31, 2021, the Company two separate lines of credits with private lenders, who are also shareholders in the Company. The lines of credit bears 10% - 11.5% interest rates and have a total maximum line of $1,500,000. Minimum monthly payments on the line are interest only. As of December 31, 2021, and 2020, the Company had $750,000 and $3,750,000 outstanding on the line of credit.

9. Warrants

During 2021, the Company issued 9,468 warrants to an investor. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $63.37 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on March 16, 2026 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity".

In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations. The fair value of the warrants were measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	$84.60
Exercise Price	$63.37
Time to Maturity (years)	5
Annual Risk-Free Interest Rate	1.52%
Annualized Volitility	125%
Fair value of warrants	$73.22

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share	Fair Value
Fair value at January 1, 2020:	3,810	$ 110.70	$ 421,760
Fair value at December 31, 2020:	3,810		$ 421,760
Warrants issued (Fair value at initial measurement date):	9,468	$ 73.22	$ 693,247
Warrants exercised	(3,810)	110.70	(421,760)
Fair value at December 31, 2021:	9,468		$ 693,247

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the year ending December 31, 2021a total of 3,810 warrants were exercised in exchange for $421,760.

10. Equity

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 150,000 shares at no par value per share. As of December 31, 2021, and 2020, 111,806 and nil shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,500,000 shares, at no par value per share. As of December 31, 2021, and 2020, 389,709 and 265,700 shares have been issued and are outstanding.

Equity Incentive
The Company's 2021 and (previously, 2011 Equity Plan) (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 155,250 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021 and 2020, 50,357 and 16,045 shares have been issued under the Plan. No shares have been exercised.

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs"). The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing of at least $2,500,000, this SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

On October 12,2021, all SAFE agreements were converted into equity.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 and 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2021 and 2020.

11. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on February 17, 2010, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

12. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Series Seed Preferred Stock. The Company is attempting to raise a minimum amount of $15,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its wholly owned subsidiaries (the "Intermediary" aka "StartEngine"). The Intermediary will be entitled to receive a 8% commission fee; 5% in cash and 3% in equity.

Managements Evaluation
The Company has evaluated subsequent events through October 11, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Green Canopy NODE is not live or open to the public at this moment.

Innovating Construction Products to Build Homes Faster

INVEST IN GREEN CANOPY NODE TODAY!

Green Canopy NODE is a mission-driven company changing the construction industry through key manufactured products that enable developers to build healthier homes faster and more sustainably. We are installing our construction products in residential communiti... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Sustainable, high quality, healthy homes for everyone

REASONS TO INVEST

- Our construction products prove product-market fit through our $100M+ residential development pipeline and real estate funds.
- For over a decade, we've built sustainability into the core of our products and projects for people + planet.
- We have already raised $9.6M in funding to prove and scale our products and have $2.8M available in this funding round.

THE PITCH

In the face of mounting pressure for more housing, it's time for construction to evolve. Green Canopy NODE is scaling construction technology products by leveraging our integrated construction company as an ecosystem. We hack go-to-market hurdles by initially deploying our construction products on site with the support of our residential housing pipeline and real estate funds. In 2023, we are planning to install millions of dollars of product on site, develop a new region for expansion, and release our configurable product catalog. We are raising $2.8M to finish our preferred financing round with $9.6M already raised.

Sustainable, Healthy Housing Made Possible Through Cutting Edge Construction Systems

Between the state of housing and the rising cost of building, the construction industry is ripe for disruption.

Our mission at Green Canopy NODE is to build homes, relationships, and businesses that help regenerate communities and environments. Our vertically integrated construction technology, real estate development, and fund management firm creates an innovation ecosystem that offers construction products, residential project development, and real estate fund management. This results in scalable products for a synergistic execution, expedited build timelines, and improved cost-efficiency for our projects and clients.


Innovation Ecosystem Model
Construction Products
Real Estate Fund Management
Development Services
Scaling Construction Technology

We have proven the product-market fit of our construction products through our real estate development projects. Now, we are preparing to scale outside our pipeline and sell our products to developers and builders who want to build faster, more sustainably, and join us in tackling the housing crisis. Our roadmap is clear – we're here to scale healthy and sustainable homes for everyone!

We are now seeking to raise $2.8M to top off our current preferred round with $9.6M previously raised.

THE PROBLEM & OUR SOLUTION

An Ecosystem Approach to Impact the Housing and Climate Crises

Housing is in crisis, from a volatile market due to house scarcity and homelessness (source).

Amidst labor shortages to supply chain issues, McKinsey reports that construction has an "intractable productivity problem,"(source). On top of that, our homes contribute heavily to carbon emissions and the overall climate crisis.

The industry needs it - but where's the construction evolution?

We see these challenges as unparalleled opportunities to improve how housing is built. Our products are designed to serve the increasing market need, simplifying construction, boosting productivity, and building faster, cleaner, and more sustainably.


Products Scale Speed and Sustainability

Green Canopy NODE's Innovation Ecosystem bypasses construction hurdles, impacts the underlying problems directly, and inspires a macro-industry transformation. By creating our own proprietary construction systems and products – including structural, mechanical, electrical, and plumbing solutions, we actively demonstrate proof of concept with in-field projects. Our flowing sustainable housing development pipeline and real estate capital provide a go-to-market hack for long development timelines. Additionally, our real estate funds also add to our pipeline. We have successfully launched and managed four real estate funds and are soon to launch our pioneering fifth fund, on mass timber. Backed by proof points, we are planning a seamless transition to product-only sales in 2023.

CURRENT PRODUCTS


Utility
Product

Utility Product: Currently in market, our utility products are pre-engineered, manufactured offsite, and will target a 90% reduction of in-unit utility install time.


Structural
Product

Structural Product: Initial product line optimizes townhomes for urban infill development using carbon-sequestering mass timber. Engineered and manufacturable, timelines are greatly reduced while creating sustainable and beautiful spaces. Full-scale prototype in process.


Configurable
Product
Catalog

Configurable Product Catalogs: Combining our utility structural product into a customer-facing catalog will allow us to sell our products to other developers and builders directly and through channel partners like architects and designers. Coming soon in 2023.

THE MARKET & OUR TRACTION

Scaling Impact on a Proven Foundation of 270+ Certified Green Homes Built

Our current service covers the Pacific Northwest. In 2023, we will prepare to launch new service regions for our products, currently targeting the Southeast through a strategic partnership.

Our uniquely integrated approach to scaling construction technology and industry transformation is backed by our proven track record:

- 270+ all-electric, fossil fuel free, certified green homes built. In 2022 alone, we built 43 homes and since our inception have saved over 52 metric tons of carbon.
- Utility and structural products installed on site.
- 4 Capital Funds returning millions in earnings to our impact investors.

270+
Homes Built
Across Seattle and Portland

All homes built to all-electric standards since 2010

Every home sold in 2021 was **built to Net Zero Energy Ready Standards**

And also by our traction:

- $50M projected residential development 2023 pipeline.
- $750k utility product 2023 pipeline.
- $31M+ structural product 2023 project pipeline.
- Utility and structural products manufactured in 2022.
- Strategic Partnerships for scaling product, including two mass timber manufacturers and an Arkansas-based real estate developer.
- Developing our 5th fund targeting mass timber buildings.
- Co-leading effort to create a new, international, carbon credit methodology for mass timber construction.

Green Canopy NODE is measuring success both in terms of market growth and environmental impact. We are scaling our construction products to transform how homes are built in a way that offers real social and environmental impacts.



Completed projects have resulted in

34.5K
Metric Tons
of greenhouse gas mitigated

287
Tons
recycled construction waste

$9M
in Returns
to our early impact investors

**Total Greenhouse Gas Mitigated since 2012 (metric tons/year) 34,571.2, using a conservative 20 year measure-life. Construction waste 287 tons since 2019. $9M in returns since 2012.*

WHY INVEST

Your Support Helps Us Scale and Bring our Products to New Markets

Our vision is to shift the paradigm of housing and address the complex challenges within the construction industry to scale healthy and sustainable homes for everyone. Thus far, we've developed impactful systems and products with in-house projects and are well on our way to expand our offerings with scalable utility and structural products.

Fueling our growth will provide more opportunities to drive change in the construction industry and impact the lives of every family that lives in a home built with our products. We will use these funds to launch our existing products to other developers and builders, growing our market service area and helping get more housing built faster.



Help us shift the paradigm of housing development and address the complex challenges within the construction industry

The heart and soul of Green Canopy NODE is a diverse team of dedicated and talented professionals with a combined wealth of industry expertise. We are driven by our shared values, vision, and culture as we work together to revolutionize construction and provide impactful, holistic solutions. Our Green Canopy NODE community – including investors, customers, developers, sub-contractors, and homeowners – plays an important role in achieving our collective mission and vision.

Grow with us to help build the future of construction!

ABOUT

HEADQUARTERS
**27 South Hanford St.
Seattle, WA 98134**

VALUATION
$45M

Green Canopy NODE is a mission-driven company changing the construction industry through key manufactured products that enable developers to build healthier homes faster and more sustainably. We are installing our construction products in residential communities in the Pacific Northwest. We're here to scale sustainable homes because everyone should have a healthy and beautiful place to live and we can help our planet while we do it.

TEAM



**Bec Chapin
Co-CEO & Board Member**

Bec combines their vision for creating the world we know is possible with their background in business, sustainability, prefab, technology, construction, and development. Bec loves building companies and teams to generate and operationalize creative solutions to move away from scarcity paradigms, fossil fuels, and the housing shortage; towards sustainability, abundance and love.

Bec started engaging in the promise of prefab in a custom modular home company. They earned an MBA in Sustainable Systems and Finance from Presidio Graduate School. From there, Bec helped companies and leaders build stronger, more effective teams before co-founding a construction technology start-up creating software enabled prefab components for fast, sustainable, and cost effective house assembly that has evolved into Green Canopy NODE.



**Aaron Fairchild
Co-CEO & Board Member**

Aaron has over 30 years in real estate construction, development and finance. He is a seasoned executive, fund manager, real estate developer, and steward of corporate culture. Aaron is a Returned Peace Corps Volunteer from Gabon, Africa where he built schools and homes for teachers in the mid-1990's. He holds an Executive MBA from the University of Washington. He was a two-term board member of Washington Environmental Council and the Master Builders Association. Aaron is also a co-founder and board member of the Nehemiah Initiative.



**Sam Lai
Co-Founder & Board Director**

Sam is a co-founder of Green Canopy NODE. With two decades of experience as a Licensed and Certified Residential Appraiser in Washington and Oregon he has provided valuation, consulting and analytic services for over $3B in FDIC and private real estate construction loans and transactions.

As the Chief Development Officer, Sam directs development on behalf of Green Canopy NODE, its funds, investors and clients including over $400M in Seattle and Portland area residential projects. Sam is a graduate of the University of Washington and has an MBA with an emphasis on social and environmental sustainability from Presidio Graduate School and Bainbridge Graduate Institute.



Andy Wolverton
CFO

Andy is a third generation real estate manager and based out of Green Canopy NODE's PDX office. He is an experienced finance professional and manages all aspects of Green Canopy NODE's capital, including his role managing the Company's real estate funds. He graduated summa cum laude from Seattle Pacific University, where he played on the men's soccer team for four years. He is an avid mountain biker, runner, outdoor enthusiast, and he still enjoys playing soccer. Andy is a Beta Gamma Sigma graduate of the Executive MBA program at the University of Washington.



Susan Fairchild
CMO

Susan is a cross sector impact professional with experience working in the non-profit, government, philanthropic and business sectors. She provides strategic direction to Green Canopy NODE's marketing and corporate social responsibility efforts; manages the Investor Relations program; and works closely with impact investors and shareholders to align their capital to their financial, social and environmental goals. She also helps empower women in aligning their capital to their values through an Invest for Better cohort. Susan holds an MPA from University of Washington.



Peter Orser
Chairman of the Board

Since 2016, Peter has served as director of the Beazer Homes. From 2010-2014, Peter served as the President and Chief Executive Officer for Weyerhaeuser Real Estate Company, a subsidiary of Weyerhaeuser Company, where he oversaw five different homebuilding operations across the United States. In July 2014, under his leadership, Weyerhaeuser completed the successful sale of the company. Prior to that, Peter spent almost 25 years in various positions at Quadrant Homes, a leading homebuilder in the state of Washington and a subsidiary of Weyerhaeuser, including serving as President from 2003 to 2010. Peter is active in a number of other civic organizations, including serving on the Advisory Board for the Runstad Real Estate Department at the University of Washington. Peter holds a Bachelor of Science degree from the University of Puget Sound and a Master of Urban Planning from the University of Washington.



Donald Bunnell
Board Director

Don co-founded NODE and serves on the Green Canopy NODE board. Prior to starting NODE, Don founded the Harbor Foundation, a non-profit focused on providing opportunities to refugees, while he was chairman of Zenogen Pty, Ltd, a Sydney-based cleantech company. In 2003 Don co-founded Synthesis Energy Systems, Inc., a NASDAQ-listed clean energy company, where he served as an executive and on the company's board until 2014. Before co-founding SES, Don was the Asia Business Development Vice President for BHP Billiton's aluminum group. Don joined Enron China in 1997 as a Senior Manager and was promoted to General Manager, Vice President, and then China country manager. From 1995 to 1997, Don was a manager with Coastal Power Corp in Beijing. Don is a US-qualified lawyer and practiced law in Hong Kong.

TERMS

Green Canopy NODE

Overview

PRICE PER SHARE
$92.87

VALUATION
$45M

DEADLINE
Jan 23, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$464.35

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,985.26

ASSET TYPE
PREFERRED

MIN NUMBER OF SHARES OFFERED
107

SHARES OFFERED
Series Seed Preferred Stock

MAX NUMBER OF SHARES OFFERED
13,298

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**Green Canopy NODE, SPC**
Corporate Address :	**27 South Hanford St., Seattle, WA 98134**
Offering Minimum :	**$9,937.09**
Offering Maximum :	**$1,234,985.26**
Minimum Investment Amount (per investor) :	**$464.35**

Terms

Offering Type :	**Equity**
Security Name :	**Series Seed Preferred Stock**
Minimum Number of Shares Offered :	**107**
Maximum Number of Shares Offered :	**13,296**
Price per Share :	**$92.87**
Pre-Money Valuation :	**$45,000,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Amount-Based:

$500+ | Join our Investor Community

Invest $500+ and access our private investor newsletter, that includes: product updates, key investor milestones, market reports, curated industry content as it relates to Green Canopy NODE, early access to our product waitlist, and more.

$1000+ | Investor Kit

At Green Canopy NODE, we value our investor community. This is why we want you to feel part of the family. Our investor's kit is designed for that, including an exclusive Green Canopy NODE investor Yeti mug, hat, and more.

$1,500+ | Workshop Tour

Invest $1,500+ and receive a guided tour of the Green Canopy NODE Workshop in Seattle to see our Product innovation firsthand. This perk does not include any travel expenses.

$2,500+ | Free Feasibility Consultation

Invest $2,500+ and receive a 1 hour free feasibility consultation with Green Canopy NODE's expert development services team for your residential development project.

$3,500+ | Tour a Green Canopy NODE Home

Want to witness why and how Green Canopy NODE homes are different? Invest $3,500+ to tour a project with the Principal Architect to get an insider's perspective on the design vision and see our sustainability standards applied. Dependent on project availability.

$10,000+ | Call with a Co-Founder

Green Canopy NODE's Co-Founders bring a richness of knowledge and expertise, from impact investment and finances to construction tech, appraisal, regenerative real estate and more. Invest $10,000+ and receive a call with a Co-Founder to discuss your main topic of interest.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Green Canopy NODE Press Release

PNNL , WSU, & Green Canopy NODE Team Set to Receive $2.63 Million in Funding to Research Circular Design of Modular Residential Buildings that Turn Houses into Carbon Storage Structures

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Green Canopy NODE Press Release

Pioneering the first Mass Timber Carbon Removal Methodology

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Green Canopy NODE Press Release

Sunnyside Village Cohousing, Schemata Workshop and Green Canopy NODE Team Up to Build an Intentional Cohousing Community

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Green Canopy NODE Press Release

GeekWire: Pacific Northwest companies merge and raise cash to build energy efficient, modular construction tech

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Green Canopy NODE Press Release

Master Builder Magazine Feature: Green Canopy NODE's Quest for Sustainable and Affordable

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript:

What if everyone had a healthy, sustainable home to live in? What if our homes were part of climate-friendly and resilient communities? What if we took it into our own hands to find a way to build them?

I'm Bec Chapin, co-CEO of Green Canopy NODE, and that's exactly what we are doing – we are scaling healthy, sustainable homes for everyone.

I am Aaron Fairchild, Co-CEO of Green Canopy NODE. We are facing extreme labor and supply shortages, and we simply don't have enough affordably priced homes. We also need to make our housing much more resource-efficient to reduce our collective carbon footprint.

At Green Canopy NODE we're targeting the very heart of the problem by innovating new construction technologies that improve how – and how fast – new homes are built.

Our proprietary manufactured components reduce labor requirements, control costs, and increase quality – all while shortening the time to complete construction.

Our component products are currently manufactured and pre-assembled in our Seattle facility and shipped out based on project needs. Once onsite, they are installed in townhomes and apartment buildings, dramatically reducing construction time. Currently, our utility product is projected to be installed 50 percent faster than traditional construction, and our structural products 30 percent faster.

Developing component products is the path to scale for Green Canopy NODE. Expansion across the U.S. will focus on in-house light manufacturing and strategic partnerships. Leveraging the manufacturing capacity and diverse locations of strategic partners will allow us to quickly scale our operations while staying capital-light.

As we demonstrate the quality and value of these products, we will accelerate our growth. We will sell our products and complete building systems to developers looking to both build faster with controlled costs – and also hungry for climate-friendly solutions.

In residential construction and development, there are two significant hurdles to innovation. The first is the new technology hurdle — there are so many stakeholders involved in the building process, and many of them are late tech adopters. The second is long development timelines.

At Green Canopy NODE we've hacked both hurdles through our vertical integration. We have launched product into our $100 million real estate project pipeline, proving construction technologies. Then we turn to product sales, where we are creating and delivering truly innovative construction products in months instead of years.

Our test-user groups for product development and installation are our own integrated, in-house R&D, property development and construction teams, including architects, engineers, designers, planners, construction professionals, and real estate fund managers. It's here where we prove product-market fit, product installation methods, and quality. With this team, we've built over 230 homes and are developing 100 more in 2022. We've been through Y Combinator and Techstars. And, we've managed four real estate funds and are getting ready to launch our fifth. We've built a culture of care for each other, the communities we work in, and the products we build. We're confident in our capable and ambitious team.

We are working to scale environmentally friendly building materials and methods— like cross-laminated timber and fossil fuel-free homes — so we can dramatically reduce the carbon footprint of our homes while they are being built, and over their lifetimes, which we are planning to be very long.

Our mission at Green Canopy NODE is to build homes, relationships, and businesses that help regenerate communities and environments. Together we can make healthy and sustainable homes and communities for everyone – helping solve some of the greatest challenges we face. Please join us as we transform how homes are built in a way that offers real social and environmental impacts.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF OFFICER REGARDING
SEVENTH AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
GREEN CANOPY, INC.

Pursuant to RCW 23B.10.070 of the Washington Business Corporation Act, the undersigned corporation hereby submits the attached Seventh Amended and Restated Articles of Incorporation. The Seventh Amended and Restated Articles of Incorporation supersede and replace the Sixth Amended and Restated Articles of Incorporation of Green Canopy, Inc. filed in the office of the Secretary of State of Washington on August 8, 2019 (the "Sixth Amended and Restated Articles of Incorporation"), and all amendments thereto:

1. The name of the corporation is Green Canopy, Inc. (the "Corporation"). As reflected in ARTICLE I of the Seventh Amended and Restated Articles of Incorporation attached hereto, the Corporation is changing its name and its corporate type to Green Canopy NODE, SPC.

2. The Seventh Amended and Restated Articles of Incorporation contain amendments to the Sixth Amended and Restated Articles of Incorporation, requiring shareholder approval, as described below.

> The Sixth Amended and Restated Articles of Incorporation are deleted in their entirety and replaced by the Seventh Amended and Restated Articles of Incorporation attached hereto.

3. Such amendments provide for an exchange, reclassification, or cancellation of issued shares.

4. The amendments and restatements were duly approved by shareholder action after recommendation by the board of directors in accordance with the provisions of RCW 23B.10.030, 23B.10.040 and 23B.25.130.

5. The date of adoption of such amendments by the shareholders was October 11, 2021.

6. The Seventh Amended and Restated Articles of Incorporation will be effective immediately upon filing with the Secretary of State of the State of Washington.

Dated: October 21, 2021.

GREEN CANOPY, INC.

By: DocuSigned by: Andrew Wolverton
0CE240DC4A8B445
Andrew Wolverton
Chief Financial Officer

SEVENTH AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

GREEN CANOPY NODE, SPC

ARTICLE I

The name of the Corporation is Green Canopy NODE, SPC (the "Corporation").

ARTICLE II

The Corporation is organized as a social purpose corporation governed by Chapter 23B.25 of the Washington Business Corporation Act (the "Act"). The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Act, as the same exists or as may hereafter be amended from time to time; provided, however, that the Corporation shall carry out its business in a manner intended to promote the welfare of communities and the environment. The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the Company.

ARTICLE III

The address of the registered office of the Corporation is 27 South Hanford Street, Seattle, Washington 98134, and the name of the registered agent at such address is Andrew Wolverton.

ARTICLE IV

The total number of shares of stock that the Corporation shall have authority to issue is 1,650,000 consisting of 1,500,000 shares of common stock, no par value (the "Common Stock"), and 150,000 shares of preferred stock, no par value (the "Preferred Stock"), all of which shall be designated as "Series Seed Preferred Stock".

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(b) "Distribution" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the

Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common Stock and Series Seed Preferred Stock of the Corporation voting as separate classes.

(c) "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Recapitalization" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(e) "Series Seed Adjusted Issue Price" shall mean $92.87 share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f) "Series Seed Conversion Price" shall mean $92.87 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(g) "Series Seed Conversion Rate" shall mean the number of shares of Common Stock into which each share of Series Seed Preferred Stock may be converted.

(h) "Series Seed Liquidation Preference" shall mean $92.87 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

2. Dividends.

(a) Series Seed Preferred Stock. Dividends may be paid on the Series Seed Preferred Stock when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). The right to receive dividends on shares of Series Seed Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

(b) Common Stock. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors.

(c) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3. Liquidation Rights.

(a) Series Seed Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series Seed Preferred Stock held by them equal to the sum of (i) the Series Seed Liquidation Preference and (ii) all declared but unpaid dividends (if any) on such share of Series Seed Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series Seed Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation the assets of the Corporation legally available for distribution to the holders of the Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire amount of such remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series Seed Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. After the payment to the holders of Series Seed Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed pro rata among the holders of Common Stock in proportion to the number of shares of Common Stock held by them.

(c) Shares not Treated as Both Series Seed Preferred Stock and Common Stock in any Distribution. Shares of Series Seed Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Series Seed Preferred Stock.

(d) Deemed Liquidation. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include (each, a "Deemed Liquidation"): (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than (1) an equity financing transaction in which the Corporation is the surviving corporation, (2) a transaction or series of related transactions effected for the sole purpose of changing the domicile of the Company or (3) a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least 50% of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Series Seed Preferred Stock (voting as a single class and on an as-converted basis).

(e) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to shareholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution; or

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(e), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. Conversion. The holders of the Series Seed Preferred Stock shall have conversion rights as follows:

(a) Optional Conversion. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series Seed Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Series Seed Adjusted Issue Price by the Series Seed Conversion Price. Upon any decrease or increase in the Series Seed Conversion Price for the Series Seed Preferred Stock, as described in this Section 4, the Series Seed Conversion Rate shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Series Seed Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Series Seed Conversion Rate for such share: (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act resulting in at least $50,000,000 of aggregate gross proceeds to the Corporation (a "Qualified IPO"); or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Series Seed Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "Automatic Conversion Event").

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series Seed Preferred Stock held by each holder of Series Seed Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series Seed Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he, she or it shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series Seed Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he, she or it elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Series Seed Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series Seed Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series Seed Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series Seed Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series Seed Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(d) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this paragraph 4(d), "Additional Shares of Common" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock upon the conversion of Series Seed Preferred Stock;

(2) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors;

(3) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities outstanding as of the final Subsequent Closing (as defined in that certain Series Seed Preferred Stock Purchase and Exchange Agreement dated as of October 21, 2021);

(4) shares of Common Stock issued or issuable as a dividend or distribution on Series Seed Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5) shares of Common Stock issued or issuable in a Qualified IPO;

(6) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(7) shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors; and

(8) shares of Common Stock that are otherwise excluded from the definition of "Additional Shares of Common" by consent of the holders of a majority in interest of the Series Seed Preferred Stock.

(ii) No Adjustment of Conversion Price. No adjustment in the conversion price of a particular series of Series Seed Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the conversion price in effect on the date of, and immediately prior to such issue, for such series of Series Seed Preferred Stock.

(iii) Deemed Issue of Additional Shares of Common. In the event the Corporation at any time or from time to time after the date of the filing of this Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the conversion price of Series Seed Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the conversion price of Series Seed Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the conversion price of Series Seed Preferred Stock to an amount above the conversion price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the conversion price of Series Seed Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the conversion price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the conversion price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable conversion price of Series Seed Preferred Stock in effect on the date of and immediately prior to such issue, then, the conversion price of Series Seed Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(1) "CP2" shall mean the applicable conversion price in effect immediately after such issue of Additional Shares of Common Stock;

(2) "CP1" shall mean the applicable conversion price in effect immediately prior to such issue of Additional Shares of Common Stock;

(3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(5) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(v) Determination of Consideration. For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the applicable conversion price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the applicable conversion price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Subdivisions or Combinations of Series Seed Preferred Stock. In the event the outstanding shares of Series Seed Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series Seed Preferred Stock, the Series Seed Original Issue Price and Series Seed Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series Seed Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series Seed Preferred Stock, the Series Seed Original Issue Price and Series Seed Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 ("Liquidation Rights"), if the Common Stock issuable upon conversion of the Series Seed Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series Seed Preferred Stock shall have the right thereafter to convert such shares of Series Seed Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Series Seed Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the conversion price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series Seed Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the conversion price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series Seed Preferred Stock.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the applicable conversion price may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Series Seed Preferred Stock.

(j) Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(d);

then, in connection with each such event, this Corporation shall send to the holders of the Series Seed Preferred Stock at least ten (10) days prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series Seed Preferred Stock at the address for each such holder as shown on the books of the Corporation, or given by electronic communication, and shall be deemed given on the date such notice is mailed or sent via electronic transmission.

The notice provisions set forth in this section may be waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Series Seed Preferred Stock, voting as a single class and on an as-converted basis.

(k) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series Seed Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Series Seed Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c) Series Seed Preferred Stock. Each holder of Series Seed Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Series Seed Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series Seed Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted), shall be disregarded.

(d) Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the Series Seed Preferred Stock that may be required by the terms of these Articles of Incorporation) an affirmative vote of the holders of a majority of the capital stock of the Corporation.

(e) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(f) No Cumulative Voting. Shareholders of the Corporation shall not have the right to cumulate votes for the election of directors.

(g) Quorum for Meeting of Shareholders. A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

(h) Execution of Consent by Less Than Unanimous Consent of Shareholders. To the extent permitted by the Act, the taking of action by shareholders without a meeting by less than unanimous written consent of all shareholders entitled to vote on the action shall be permitted. Written notice of the taking of such action shall be given to those shareholders entitled to vote on the action who have not consented in writing (and, if the Act would otherwise require that notice of a meeting of shareholders to consider the action be given to nonvoting shareholders, to all nonvoting shareholders), describing with reasonable clarity the general nature of the action, and accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting (or nonvoting) shareholders in a notice of meeting at which the action would have been submitted for shareholder action. Such notice shall be either (i) for persons residing within the United States, by deposit in the U.S. mail, with first-class postage thereon prepaid, correctly addressed to each shareholder entitled thereto at the shareholder's address as it appears on the current record of shareholders of the Corporation; or (ii) by personal delivery, courier service, wire or wireless equipment, telegraphic or other facsimile transmission, or any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder entitled thereto at the shareholder's physical address, electronic mail address, or facsimile number, as it appears on the current record shareholders of the Corporation. Notice shall be given promptly following the effectiveness of the action taken by written consent (unless such action is a significant business transaction under RCW 23B.19.020 (15)).

(i) Reduced Voting Requirements. The provisions of this subsection 5(j) are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of the Corporation for which the Act requires the approval of two-thirds of the votes of each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes of each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved, unless these Articles of Incorporation provide otherwise. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles of Incorporation, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles of Incorporation, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f), or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges), is hereby explicitly denied.

(j) Meetings of Shareholders. Meetings of shareholders may be held within or without the State of Washington, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Washington at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

6. Amendments and Changes.

(a) The Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of not less than a majority of the outstanding shares of the Series Seed Preferred Stock:

(i) Amend, alter or repeal any provision of these Seventh Amended and Restated Articles of Incorporation or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

(ii) Change the authorized number of shares of the Corporation's capital stock;

(iii) Authorize a new series of Preferred Stock having rights senior to or on parity with the Series Seed Preferred Stock;

(iv) Declare or pay any dividend to holders of Common Stock that is not also declared or paid to holders of Series Seed Preferred Stock;

(v) Redeem or repurchase any shares of the Corporation's capital stock (other than redemptions or repurchases upon the termination of employment or services to the Corporation pursuant to an agreement approved by the Board of Directors);

(vi) Change the authorized number of members on the Board of Directors; or

(vii) Liquidate or dissolve the Corporation, including a Deemed Liquidation.

7. Reissuance of Series Seed Preferred Stock. In the event that any shares of Series Seed Preferred Stock shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall no longer be issuable by the Corporation.

8. Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Series Seed Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

1. Contracts with Interested Shareholders. Subject to the limitations set forth in RCW 23B.19.040, to the extent applicable:

(a) The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

2. Contracts with Interested Directors. Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

3. Ratification by Shareholder Vote. Subject to the requirements of RCW 23B.08.730 and 23B.19.040, any contract, transaction or act of the Corporation or of any director or officer of the Corporation that shall be authorized, approved or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the Corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. Unless otherwise set forth herein, the number of directors that constitute the Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE IX

1. Indemnification of Directors, Officers, Employees and Agents. The capitalized terms in this ARTICLE IX shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any proceeding to which the individual is or is threatened to be made a party because of such service, and shall make advances of reasonable Expenses with respect to such proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 and 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of: (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c) If, after the effective date of this ARTICLE IX, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d) To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this ARTICLE IX shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this ARTICLE IX shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such.

(e) If any provision of this ARTICLE IX or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this ARTICLE IX, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

2. Limitation of Directors' Liability. To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director.

3. Neither any amendment nor repeal of this ARTICLE IX, nor the adoption of any provision of these Articles of Incorporation inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

To the extent permitted by law, the Corporation renounces any expectancy that a Covered Person (as defined below) offer the Corporation an opportunity to participate in a Specified Opportunity (as defined below) and waives any claim that the Specified Opportunity constitutes a corporate opportunity that should have been presented by the Covered Person to the Corporation; provided, however, that the Covered Person acts in good faith. A "Covered Person" is any member of the Board of Directors (who is not an employee of the Corporation or any of its subsidiaries) who is a partner, member or employee of a Fund (as defined below). A "Specified Opportunity" is any transaction or other matter that is presented to the Covered Person in his or her capacity as a partner, member or employee of a Fund (and other than in connection with his or her service as a member of the Board of Directors) that may be an opportunity of interest for both the Corporation and the Fund. A "Fund" is an entity that is a holder of Series Seed Preferred Stock and that is primarily in the business of investing in other entities, or an entity that manages such an entity.

Dated: October 21, 2021

GREEN CANOPY NODE, SPC

DocuSigned by:

By: Andrew Wolverton

Andrew Wolverton,
Chief Financial Officer

Green Canopy NODE

THIRD AMENDED AND RESTATED SHAREHOLDER AGREEMENT

effective as of

October __, 2021

This Third Amended and Restated Shareholder Agreement (this "Agreement") is made by and among the persons signing this Agreement as shareholders (referred to individually as a "Shareholder" and collectively as the "Shareholders") and Green Canopy NODE, SPC, a Washington social purpose corporation (the "Corporation"), and amends, restates, and supersedes the terms of that certain Second Amended and Restated Shareholder Agreement dated July 31, 2019 by and among the Corporation and the Shareholders.

RECITALS

A. The Corporation and certain of the Shareholders are party to that certain Second Amended and Restated Shareholder Agreement, dated as of July 31, 2019 (the "Amended Agreement"), which sets forth certain restrictions on and provisions regarding the transfer of the issued and outstanding shares of the Corporation's capital stock (the "Shares").

B. In connection with certain financing activities, the Corporation and the Shareholders have determined it to be in their best interests to amend and restate the Amended Agreement in its entirety and to enter into this Agreement.

C. The Corporation and the Shareholders desire to set forth in this Agreement their agreements and understandings regarding the ownership of the Shares through the amendment and restatement of the Amended Agreement, and agree that this Agreement shall supersede and replace the Amended Agreement in all respects.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENTS

1. Shareholders and Spouses. The Corporation and each individual signing this Agreement are parties hereto. Each Shareholder shall cause such Shareholder's spouse to execute

a spousal consent in the form attached hereto as Exhibit A. Each person who may hereafter purchase or otherwise acquire any newly issued Shares shall become a "Shareholder" hereunder by signing Exhibit B to this Agreement upon the purchase or other acquisition of such Shares (and shall cause such Shareholder's spouse, if any, to sign Exhibit A upon the purchase or other acquisition of such Shares) and thereafter such individual shall be fully bound by and entitled to the benefits of all of the terms and conditions of this Agreement as a Shareholder hereunder.

2. Restriction on Transfer. During the term of this Agreement, the Shareholders agree not to directly or indirectly sell, assign, transfer, mortgage, pledge, hypothecate, or encumber in any other manner whatsoever, or give away, bequeath, or in any other manner dispose of any Shares that the Shareholders may now or hereafter beneficially own, acquire, or be entitled to, except for transfers pursuant to Sections 3, 4, 5 or 6 of this Agreement. Any attempt to transfer any Shares in violation of this provision shall be null and void.

3. Right of Refusal.

(a) Limitation. Except for transfers pursuant to Sections 4, 5, or 6 of this Agreement, a Shareholder (in such capacity, a "Selling Shareholder") may not sell, transfer, assign, or otherwise dispose of his, her or its Shares unless he, she or it first, in writing, offers such Shares (the "Offered Shares") for sale to the Corporation for the time periods specified herein at the same price and on the same terms and conditions as the Selling Shareholder proposes to sell, transfer, assign, or otherwise dispose of the Offered Shares pursuant to a bona fide written offer therefor received by the Selling Shareholder from an arm's length third party.

(b) Disclosure. The Selling Shareholder shall provide the Corporation with written notice (the "Offer Notice") disclosing the terms and conditions of such bona fide offer (the "Offer"), the identity of the offeror, the number of Shares proposed to be acquired, the per Share price, and the total amount of consideration offered for such Offered Shares, which Offer Notice shall include an offer to sell or transfer the Offered Shares to the Corporation on the same terms, subject to this Section 3. Upon receiving such Offer Notice, the Corporation shall have thirty (30) days (the "Offering Period") within which to accept such offer and tender performance thereunder, as to all or any portion of the Offered Shares. The Corporation may exercise such purchase option and thereby agree to purchase all or a portion of the Offered Shares by notifying the Selling Shareholder in writing before the last day of the Offering Period as to the number of such Offered Shares that the Corporation has opted to purchase.

(c) Conditions. Notwithstanding the provisions of this Section 3, the Corporation, in its exercise of rights as provided in this Section 3, shall not be required to: (i) pay a per-share price for the Offered Shares in excess of the price per Offered Share set forth in the Offer Notice; or (ii) make payment to the Selling Shareholder on terms more onerous than those set forth in Section 5(d).

(d) Transfers. If the Corporation does not accept the offer as to all or any portion of the Offered Shares within the Offering Period, only then shall the selling Shareholder be free to sell, transfer, assign or otherwise dispose of the remaining Offered

Shares to the named person from whom he, she or it received the bona fide offer, at the price and on the terms and conditions set forth in the Offer Notice, during a period of ninety (90) days next following the expiration of the Offering Period, subject to Section 9 hereof. Upon the termination of such ninety (90) day period, the remaining Offered Shares shall again be subject to the provisions of this Section 3.

4. Transfer by Gift or Hypothecation. Subject to the terms of Section 6, no Shareholder shall transfer any Shares, or any interest therein, which he, she or it may now or hereafter own, to any person or entity either by gift or bequest or by mortgage, pledge, or other hypothecation, without the prior written consent of the Corporation.

5. Mandatory Offer to Sell.

(a) Purchase Event. For purposes of this Agreement, any one of the following events shall constitute a "Purchase Event";

(i) The death or incapacity of a Shareholder (subject to Section 6). The date of the Purchase Event for purposes of this Agreement shall be deemed to be the date of the Shareholder's death or incapacity. The authorized representative of the deceased or incapacitated Shareholder shall be obligated, as soon as practicable, to give notice of the Shareholder's death or incapacity to the Corporation and the other Shareholders;

(ii) The insolvency of a Shareholder, or the making of an assignment for the benefit of creditors by a Shareholder, or the filing of a petition in bankruptcy by or against a Shareholder, or the appointment of a receiver for a Shareholder, or the initiation of any liquidating insolvency proceeding by or against the Shareholder;

(iii) The divorce of a Shareholder and transfer to the non-Shareholder spouse. The date of the Purchase Event for purposes of this Agreement shall be deemed to be the date of the Shareholder's divorce; or

(iv) Termination of a Shareholder's employment with the Corporation, if the Shareholder is an employee of the Corporation. The date of the Purchase Event for purposes of this Agreement shall be deemed to be the last day of the Shareholder's employment with the Corporation.

(b) Purchase Event: Obligation of Shareholder.

(i) Upon the occurrence of any Purchase Event, the Shareholder subject to the Purchase Event (the "Selling Shareholder") (or the Selling Shareholder's authorized representative, as the case may be) shall offer for sale to the Corporation all, but not less than all, of the Shares held by the Selling Shareholder (also referred to herein as the "Offered Shares"). Upon receiving the offer, the Corporation shall have thirty (30) days (also referred to herein as the "Offering Period") within which to accept such offer and tender performance thereunder by giving written notice thereof to the Selling Shareholder (or the Selling Shareholder's authorized representative, as the case may be).

(ii) If the Corporation does not accept such offer before the expiration of the Offering Period, then the Selling Shareholder (or the Selling Shareholder's authorized representative, as the case may be) shall have the right to retain the Offered Shares or to sell, assign, transfer, or dispose of the Offered Shares to third parties, subject to Section 9 hereof.

(c) Purchase Price. With respect to any Shares to be transferred pursuant to this Section 5, the price per Share shall be a price set by the Board of Directors of the Corporation (the "Board") that will reflect the fair market value of the stock as determined in good faith by the Board. The Corporation shall notify the Selling Shareholder (or the Selling Shareholder's authorized representative, as the case may be) of the price so determined within thirty (30) days after receipt by it of written notice of the transfer or proposed transfer of the Offered Shares. However, if the Selling Shareholder (or such Selling Shareholder's authorized representative, as the case may be) does not agree with the valuation as determined by the Board, such selling person shall be entitled to offer an alternative price per Share (the "Alternative Price") to the Corporation within thirty (30) days after receipt of the Corporation's notice to such selling person. If the Corporation accepts such selling person's Alternative Price, the Corporation may pay for the Offered Shares at such Alternative Price in accordance with Section 5(d). If the Corporation does not accept the Alternative Price, the parties shall have the valuation determined by an independent appraiser to be mutually agreed upon by the Corporation and the selling person and whose fees shall be borne by the party whose estimated price per Offered Share was further from the value determined by the independent appraiser.

(d) Method of Payment. The purchase price determined in accordance with Section 5(c) or Section 3 above, as applicable, shall be paid to the Selling Shareholder (or the Selling Shareholder's authorized representative, as the case may be) in cash, in full, within ninety (90) days following the occurrence of the Purchase Event.

6. Exception for Certain Family Transfers. Notwithstanding anything to the contrary contained elsewhere in this Agreement, the transfer of any or all of a Shareholder's Shares during the Shareholder's lifetime or on the Shareholder's death by will or intestacy to (i) the Shareholder's spouse or domestic partner; (ii) the Shareholder's lineal descendants or antecedents, siblings, aunts, uncles, cousins, nieces and nephews (including adoptive relationships and step relationships), and their spouses or domestic partners; (iii) the lineal descendants or antecedents, siblings, cousins, aunts, uncles, nieces and nephews of Shareholder's spouse or domestic partner (including adoptive relationships and step relationships), and their spouses or domestic partners; or (iv) a trust or other similar estate planning vehicle for the benefit of the Shareholder or any such person, shall be permitted; provided that, in each such case, the transferee agrees in writing to receive and hold the Shares so transferred subject to all of the provisions of this Agreement, including but not limited to this Section 6; and provided further, that there shall be no further transfer of such Shares except in accordance with the terms of this Agreement; and provided further, that without the prior written consent of the Corporation, which may be withheld in the sole discretion of the Corporation, no more than three (3) transfers may be made pursuant to this Section 6, including all transfers by the Shareholder and all transfers by any transferee. For purposes of this Agreement, a person will be deemed to be a "domestic partner" of another person if the two persons (A) reside in the same residence and plan to do so indefinitely, (B) have resided

together for at least one (1) year, (C) are each at least eighteen (18) years of age and mentally competent to consent to contract, (D) are not blood relatives any closer than would prohibit legal marriage in the state in which they reside, (E) are financially interdependent, as demonstrated to the reasonable satisfaction of the Corporation and (F) have each been the sole spouse equivalent of the other for the year prior to the transfer and plan to remain so indefinitely; provided that a person will not be considered a domestic partner if he or she is married to another person or has any other spouse equivalent.

7. Unused.

8. Legend. In addition to any other legends required pursuant to the Corporation's Articles of Incorporation or Bylaws or otherwise, all certificates for outstanding stock of the Corporation shall bear a legend thereon, in form and substance as follows:

> "THIS CERTIFICATE AND THE SHARES OF STOCK AND ALL RIGHTS THEREBY REPRESENTED ARE SUBJECT TO THE TERMS, PROVISIONS, AND CONDITIONS OF A THIRD AMENDED AND RESTATED SHAREHOLDER AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE WITH THE TERMS AND PROVISIONS OF SUCH AGREEMENT, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE CORPORATION."

9. Certain Definitions.

(a) The term "Shareholder" shall mean (i) a shareholder of the Corporation or a prospective shareholder of the Corporation who has executed this Agreement or has otherwise agreed in a writing delivered to and accepted by the Corporation to be bound by the terms of this Agreement as a Shareholder, and (ii) in respect of the Shares in the Corporation, all persons to whom Shares are transferred pursuant to the terms of this Agreement.

(b) The term "Exempted Securities" shall mean:

(i) (A) shares of common stock of the Company ("Common Stock"), (B) options to purchase Common Stock ("Options"), or (C) any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for common stock of the Corporation ("Convertible Securities"), other than Options, in each case issued as a dividend or distribution on the preferred stock of the Company (the "Preferred Stock");

(ii) Shares of Preferred Stock issued in connection with the sale of Series Seed Preferred Stock of the Company with proceeds of no less than five million dollars ($5,000,000) following the date hereof;

(iii) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on the Preferred Stock pursuant to a stock split, reverse stock split or dividend paid on the Preferred Stock;

(iv) shares of Common Stock, Options or Convertible Securities reserved for issuance to employees, officers, directors, consultants or other service providers of the Corporation pursuant to any plan, agreement or arrangement that is approved by the Board;

(v) shares of Common Stock issued upon the exercise of Options, or upon the conversion of Convertible Securities, that are outstanding as of the date of this Agreement;

(vi) shares of Common Stock issued upon the conversion of any shares of Preferred Stock;

(vii) shares of Common Stock, Options or Convertible Securities issued in a Qualified Public Offering (as defined in the Corporation's Articles of Incorporation);

(viii) shares of Common Stock, Options or Convertible Securities issued to banks, non-bank commercial lenders, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing transaction, real property leasing transaction or other credit arrangement or commercial transaction, provided such transaction is not primarily for equity financing purposes and is approved by the Board;

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with bona fide acquisitions of other businesses by the Corporation approved by the Corporation's Board;

(x) shares of Common Stock, Options or Convertible Securities issued in connection with commercial transactions or strategic partnerships, relationships or other arrangements, provided such transactions are entered into not primarily for equity financing purposes and are approved by the Corporation's Board; and

(xi) shares of Common Stock, Options or Convertible Securities issued in any other transaction that would otherwise result in a conversion price adjustment if and to the extent such adjustment is waived by the holders of at least a majority of the Preferred Stock, voting as a single class.

10. Transferees. In the event of the issuance of any Shares subsequent to the date of this Agreement, or the transfer in any manner of Shares by a Shareholder to any permitted transferee, the Corporation and each such Shareholder agree he, she or it shall obtain, as a condition to and upon issuance or transfer, the written consent and undertaking of the new Shareholder or the transferee to become a party to and be bound by the terms of this Agreement and to the placing of the legend required by Section 8 hereof upon the certificate representing such Shares, and the consent of the spouse of the new Shareholder or transferee, if married, to the terms of this Agreement. No transfer of Shares may occur absent such written consent and undertaking of the new Shareholder or transferee.

11. Voting.

(a) During the term of this Agreement, each Shareholder agrees to vote all Shares in such manner as may be necessary to elect (and maintain in office) as members of the Board the following individuals:

(i) One Preferred Designee (as defined below);

(ii) Two Officer Designees (as defined below); and

(iii) Up to four Mutual Designees (as defined below).

(b) The designees to the Board described above (each a "Designee") shall be selected as follows:

(i) The "Preferred Designee" shall be chosen by the holders of a majority of the Corporation's Preferred Stock. Such approval shall take the form of a notice signed by the holders of a majority of the Corporation's Preferred Stock.

(ii) The "Officer Designees" shall be the then-current co-CEOs of the Company or, if the Company only has one CEO at the time of choosing, an officer to be chosen by the majority vote of the non-CEO members of the Board.

(iii) The "Mutual Designees" shall be chosen by majority vote of the Company's Shareholders voting together as a single class on an as converted to common stock basis, in accordance with the Articles of Incorporation and Bylaws, each as amended.

(c) For the purpose of this Agreement, the directors of the Corporation shall initially include the following, whose terms shall commence on the date hereof:

(i) The Preferred Designee shall be Mollie Fadule;

(ii) The Officer Designees shall be Aaron Fairchild and Bec Chapin, co-CEOs; and

(iii) The Mutual Designees shall be Peter Orser, Samuel Lai, and Donald Bunnell.

(d) From time to time during the term of this Agreement, the voting parties may, in their sole discretion:

(i) Notify the Corporation in writing of an intention to remove from the Board any incumbent Designee who occupies a board seat for which such voting parties are entitled to designate the Designee; or

(ii) Notify the Corporation in writing of an intention to select a new Designee for election to a board seat for which such voting parties are entitled to designate the Designee (whether to replace a prior Designee or to fill a vacancy in such board seat).

In the event of such an initiation of a removal or selection of a Designee under this section, the Corporation shall take such reasonable actions as are necessary to facilitate such removals or elections, including, without limitation, soliciting the votes of the appropriate Shareholders, and the voting Shareholders shall vote their shares to cause (i) the removal from the Board of the Designee or Designees so designated for removal; and (ii) the election to the Board of any new Designee or Designees so designated.

(e) If for any reason one of the Officer Designees shall cease to serve as an Officer of the Company, the former Officer shall promptly resign or shall be removed from the Board. The Board shall elect a replacement Officer, as described in the Bylaws, and a replacement member of the Board in accordance with this Agreement.

(f) None of the parties and no officer, director, shareholder, partner, employee, or agent of any party makes any representation or warranty as to the fitness or competence of the nominee or any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

(g) Each Shareholder with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Shareholder's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "Securities Act") (each, a "Disqualification Event"), is applicable to such Shareholder's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Designee." Each Shareholder with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Shareholder's knowledge, is a Disqualified Designee and (ii) that in the event such Shareholder becomes aware that any individual previously designated by any such Shareholder is or has become a Disqualified Designee, such Shareholder shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee. For purposes of this Agreement:

(i) "Disqualified Designee" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(ii) "Disqualification Event" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended.

(h) Each party to this Agreement hereby constitutes and appoints as proxy of the party and hereby grants power of attorney to a proxy (the "Proxy") to be determined by the Board of the Company, and hereby authorizes the Proxy to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person, or by written consent), in a manner which is inconsistent with the terms of this Section 11, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement, or to take any action reasonably necessary to effect this Section 11. The power of attorney granted hereunder shall authorize the Proxy to execute and deliver the documentation required to effect this Section 11 on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 11(h) is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 12 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 12 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, or enter into any agreement (other than this Agreement), arrangement, or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

12. Termination Events. This Agreement shall terminate upon the earliest to occur of any one of the following events:

(a) The liquidation, dissolution or indefinite cessation of the business operations of the Corporation;

(b) The execution by the Corporation of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Corporation;

(c) Any public offering on a recognized public market of shares of the Corporation or firm commitment underwritten public offering by the Corporation of shares of its Common Stock pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended;

(d) The sale, conveyance or disposal of all or substantially all of the Corporation's property or business or the Corporation's merger with or into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) in which the Corporation is not the survivor, provided that this Section 12(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation;

(e) The written agreement of the holders of not less than seventy percent (70%) of the Shares; or

(f) With respect to any one Shareholder, upon the disposition by such Shareholder of all the Shares that he, she or it then owns, in accordance with the terms and provisions of this Agreement.

13. Legal Counsel. Each party to this Agreement acknowledges that Baker & Hostetler LLP ("BH") has served solely as counsel to the Corporation in connection with this Agreement and associated matters. The Corporation and each Shareholder hereby (a) acknowledges that such person has had an opportunity to ask for and obtain information relevant to such representation; (b) acknowledges that with respect to the matters set forth in this Agreement, and all associated matters, BH has represented solely the Corporation and not any Shareholder or any other shareholder, director or employee of the Corporation; (c) acknowledges that each Shareholder has been advised that he or she should obtain independent legal counsel with respect to the terms of this Agreement, and all associated matters, and has either obtained independent legal counsel or has voluntarily and knowingly chosen not to obtain such counsel; and (d) gives its informed consent to BH's representation of the Corporation in the matters set forth herein.

14. Copy of Agreement. A copy of this Agreement shall at all times be kept in the registered office of the Corporation.

15. Notice. Any notice required or permitted hereunder shall be given in writing either by personal delivery, mail, email, or facsimile transmission. The date upon which any such notice is so personally delivered, or, if such notice is given by mail, email, or facsimile transmission, the date upon which it is received by the addressee shall be deemed to be the effective date of such notice. Notices shall be sent to Shareholders using the addresses or fax numbers appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Corporation shall be sent using the address of the Corporation's principal office. Any party to this Agreement may from time to time change that party's notice address or fax number by written notice sent to all parties in accordance with this Section 5.

16. Specific Performance. The Shares of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Corporation will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer or the identity of the offeror pursuant to Section 3 hereof, then, in any such event, any Shareholder or the Corporation may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Corporation may have.

17. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. If this Agreement is executed by the Corporation, but by less than all the Shareholders

specified on the signature page of this Agreement, then this Agreement shall nonetheless be in force and effect as to the Corporation and all signing Shareholders.

19. Modifications and Amendments. This Agreement contains the entire agreement between the parties hereto relating to the subject matter hereof and may be modified, amended or waived only with the written consent of (a) the Corporation, (b) Shareholders holding at least a majority of the then-outstanding shares of the Corporation's common stock held by the Shareholders, voting as a single class and (c) Shareholders holding at least a majority of the then-outstanding shares of the Corporation's preferred stock held by the Shareholders, voting as a single class; provided that, the provisions of Section 11(a), 11(b) and this proviso may be modified, amended or waived only with the written consent of the voting parties set forth in Section 11(b) as it specifically relates to such voting party. Notwithstanding anything to the contrary contained herein, if the Corporation issues additional shares of the Preferred Stock after the date hereof, as a condition to the issuance of such shares, the Corporation shall require that any purchaser of such shares become a party to this Agreement by executing and delivering a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Shareholder hereunder. Each such person shall thereafter be deemed a Shareholder for all purposes under this Agreement. Any modification, amendment or waiver effected in accordance with this Section 19 shall be binding upon the Corporation and all Shareholders, and their respective successors and assigns.

20. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

21. Further Acts. Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

22. Applicable Law/Venue. This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Washington, without giving effect to its choice of law principles. Venue for any action brought under this Agreement shall be in the courts of the State of Washington, located in King County, and the parties to this Agreement consent to the jurisdiction of such courts.

23. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(Signature Pages Follow)

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the date set forth above.

CORPORATION:

GREEN CANOPY NODE, SPC, a Washington social purpose corporation

By: ______________________________________

Its: ______________________________________

Date: ______________________________________

Address: 27 S. Hanford Street
Seattle, WA 98134

[Continued on Following Pages]

SHAREHOLDER:

Signed:_________________________________

Shareholder Name: ________________________

Name & Title of Authorized Signer, if Shareholder is an entity: _________________________________

Date: _________________________________

Email: _________________________________

Address: _______________________________

____

Telephone: ______________________________

Fax (optional): ___________________________

EXHIBIT A

CONSENT OF SPOUSE

I, ____________________, am the spouse of one of the Shareholders. Having received such independent advice as I consider prudent, I hereby affirm that I am aware of, understand and fully consent and agree to the provisions of this Third Amended and Restated Shareholder Agreement (the "Agreement") of Green Canopy NODE, SPC, a Washington social purpose corporation, and its binding effect upon me, and any community property or other interests I may now or hereafter own in the Shares (as defined in the Agreement), and agree that the termination of my marital relationship with the Shareholder (as defined in the Agreement) who is my spouse for any reason shall not have the effect of removing any Shares from coverage under this Agreement. I hereby authorize, ratify and consent to execution of the foregoing Agreement by my spouse and to the performance of all obligations under such Agreement, and further agree to be bound by the terms thereof as if I was a party thereto.

______________________________	______________________________
Spouse Signature	Shareholder Name
______________________________	______________________________
Spouse Name	Date

EXHIBIT B

ADDENDUM TO SHAREHOLDER AGREEMENT

Pursuant to Section 1 of that certain Third Amended and Restated Shareholder Agreement (the "Agreement") to which this Exhibit B is attached, dated as of October [•], 2021, by and among Green Canopy NODE, SPC, a Washington social purpose corporation (the "Corporation") and the Corporation's shareholders, the undersigned hereby agrees that he, she or it is a party to the Agreement, as a Shareholder (as defined therein) in connection with the issuance of Shares (as defined therein) to the undersigned and that the undersigned shall hereafter be entitled to all of the rights and subject to all of the obligations of a Shareholder as set forth in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Addendum to Third Amended and Restated Shareholder Agreement effective as of the date first above written.

SHAREHOLDER:

Signed: ______________________________

Shareholder Name: ______________________

Name & Title of Authorized Signer, if Shareholder is an entity: ______________________________

Date: ______________________________